UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-35235

NAUTILUS MARINE ACQUISITION CORPORATION
(Translation of registrant’s name into English)

90 Kifissias Avenue
Maroussi 15125
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Separation of Units

On August 15, 2011, Nautilus Marine Acquisition Corporation (the “Company”) announced that Maxim Group LLC (“Maxim”), the representative of the underwriters of the Company’s initial public offering, has informed the Company that it will not be exercising its over-allotment option and that commencing on August 29, 2011, the units issued in the Company’s initial public offering (the “Units”) will automatically separate into the common stock and warrants underlying the units. Each Unit consists of one share of common stock, $0.0001 par value per share, and one warrant to purchase one share of common stock.  Upon commencement of trading on that date, the common stock and warrants will trade separately on the Nasdaq Capital Market under the symbols “NMAR” and “NMARW”, respectively. The Units, which are currently listed on the Nasdaq Capital Market under the symbol “NMARU”, will no longer be listed on the Nasdaq Capital Market following the separation.

As a result of Maxim electing to not exercise the over-allotment option in connection with the Company’s initial public offering, the Company’s initial shareholders forfeited an aggregate of 180,000 shares of common stock of the Company and as a result, there are 6,000,000 shares of common stock of the Company issued and outstanding as of the date of this report.

A copy of the press release issued by the Company announcing the separate trading of the securities underlying the Units is attached hereto as Exhibit 99.1.

Exhibit Number	Description
99.1	Press Release, dated August 15, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   August 18, 2011
NAUTILUS MARINE ACQUISITION CORPORATION

By:	/s/ Prokopios (Akis) Tsirigakis
Name: Prokopios (Akis) Tsirigakis
Title: Chief Executive Officer